Exhibit 99.(b)(2)

Amendment to the By-Laws

of

The Chile Fund, Inc.

Pursuant to Article VII of the Amended By-Laws (the “By-Laws”) of The Chile Fund, Inc., Article 3.5 of the By-Laws is hereby amended and restated in its entirety as follows:

Article 3.5. Removal.             At any meeting of Stockholders duly called and at which a quorum is present, the Stockholders may, by the affirmative vote of the Stockholders required in accordance with Section (3) of Article VI of the Articles of Incorporation, remove any Director or Directors from office, with or without cause, and may elect a successor or successors to fill any resulting vacancies for the unexpired term of the removed Director.

August 31, 2006